EXHIBIT 99.1

Cellectis to Present a Development Update for eti-cel at ASH 2025

  Preliminary data recently shared for eti-cel (UCART20x22) show an 86% ORR and a 57% CR rate (n=7), underscoring its potential to improve outcomes in r/r NHL

  Preclinical data demonstrated that combining eti-cel with low-dose IL-2 may deepen and extend anti-tumor activity in patients with r/r NHL

  Eti-cel full Phase 1 dataset, including low-dose IL-2 combination cohorts, expected to be presented in 2026

  Correlation between alemtuzumab exposure and response with lasme-cel (UCART22) allows optimization of efficacy without an increase in toxicities

NEW YORK, Nov. 03, 2025 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announced today the acceptance of two abstracts for poster presentation at the American Society of Hematology (ASH) 2025 annual meeting taking place from December 6 to 9, 2025, in Orlando, FL.

First poster – Development update on eti-cel

The first poster provides a development update on eti-cel product candidate (UCART20x22), an allogeneic dual CAR-T targeting CD20 and CD22 being developed in Phase 1 of the NATHALI-01 clinical trial, for patients with relapsed/refractory non Hodgkin lymphoma (r/r NHL). In addition, the poster outlines the addition of low dose interleukin-2 (IL-2) to further deepen and extend anti-tumor activity of eti-cel in patients with r/r NHL, supported by compelling preclinical data.

Cellectis unveiled preliminary results on eti-cel, which demonstrate an encouraging overall response rate (ORR) of 86% and a complete response (CR) rate of 57% at the current dose level (n=7), with 4 out of 7 patients achieving a complete response. The preliminary high rate of complete responses underscores the potential of this innovative approach to transform outcomes for r/r NHL patients. Cellectis expects to present the full Phase 1 dataset for eti-cel, including low-dose IL-2 combination cohorts, in 2026.

“We are excited by the progress and evolution of the eti-cel program with the addition of IL-2, which promises to build on the encouraging preliminary response rates observed in the Phase 1 program,” said Adrian Kilcoyne, MD, MPH, MBA, Chief Medical Officer at Cellectis. “We look forward to sharing the full Phase 1 dataset including the IL-2 cohorts expected in 2026.”

Poster title: Trial in progress: Open-label dose-finding and dose-expansion study to evaluate the safety, expansion, persistence, and clinical activity of UCART20x22 in subjects with relapsed or refractory B-cell non-Hodgkin lymphoma (B-NHL) NATHALI-01

Presenter: Vivian Dai, Senior Director, Clinical Research Scientist at Cellectis

Date/Time: December 7, 2025 at 6:00 PM – 8:00 PM ET

Room: OCCC – West Halls B3-B4

Second poster – Correlation between alemtuzumab exposure and response with lasme-cel

The second poster highlights the correlation between alemtuzumab exposure and depth of response in the difficult-to-treat patients who have received lasme-cel (UCART22) in the course of the Phase 1 of BALLI-01, a clinical trial testing this allogeneic CAR-T product candidate targeting CD22 in relapsed/refractory acute lymphoblastic leukemia (ALL). Additionally, the data identifies a threshold exposure level of alemtuzumab above which achieving a complete response/complete response with incomplete hematologic recovery (CR/CRi) is more likely without any increase in toxicities.

“We strongly believe in the critical role of alemtuzumab in optimizing responses in these heavily pretreated patients,” said Adrian Kilcoyne, MD, MPH, MBA, Chief Medical Officer at Cellectis. “These data have confirmed this and demonstrated that we could further enhance the high CR/CRi and minimal residual disease (MRD)-negative rates observed in our Phase 1 program. We look forward to starting enrollment in our pivotal Phase 2 program in Q4 2025.”

Poster title: Increased alemtuzumab exposure correlates with improved responses in heavily pretreated R/R ALL patients: Analysis of the BALLI-01 trial

Presenter: Xenia Naj, Ph.D., Director Translational Sciences at Cellectis

Date/Time: December 8, 2025, 6:00 PM - 8:00 PM

Room: OCCC - West Halls B3-B4

These abstracts can now be accessed here

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish.

Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

Cautionary Statement

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “designed to,” “believe,” “could,” “expect,” “expected,” “look forward,” “may,” “promise,” or the negative of these and similar expressions.  These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements regarding the potential of the Phase 2 BALLI-01 trial to be a registrational phase, the advancement, timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data and submission of regulatory filings, the sufficiency of cash to fund operations, the potential benefit of our product candidates and technologies. These forward-looking statements are made in light of information currently available to us and are subject to significant risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F as amended and in our annual financial report (including the management report) for the year ended December 31, 2024 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachment

  PR_ASH2025_ ENGLISH (https://ml.globenewswire.com/Resource/Download/b9accf9f-1a94-424b-9d33-a76124de2599)